[Dechert LLP Letterhead]


April 25, 2007

Via EDGAR Correspondence

Min S. Oh, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street Northeast
Washington, D.C. 20549


Re:  Russell   Investment   Funds  (SEC  File  Nos.   33-18030  and   811-05371)
     Post-Effective Amendment to Registration Statement Filed January 31, 2007

Dear Mr. Oh:

Pursuant to your request, this letter responds to certain comments you provided to Tiffany Marosits and me in a telephonic discussion on Tuesday, March 20, 2007, regarding Post-Effective Amendment No. 24 to the Registration Statement for Russell Investment Funds (the "Registrant") under the Securities Act of 1933 filed with the Securities and Exchange Commission (the "Commission") on January 31, 2007. Summaries of the comments, and our responses thereto, are provided below. I have either responded to your questions and comments or have described how I will address your comments in the prospectus and SAI contained in Post-Effective Amendment No. 29 to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

Below are responses to certain comments that you requested be filed prior to the effective date. Responses to your remaining comments will be filed shortly. Please note that I have retained the original numbering of the comments for ease of reference.

Response to Comments

The responses to your comments below are numbered according to the order in which you had given the comments. Capitalized terms have the same meaning as defined in the prospectus unless otherwise indicated.

1. Comment: Please explain how the LifePoints Variable Target Portfolio Series complies with applicable sections and rules of the Investment Company Act of 1940 (i.e., what sections are you relying upon in the absence of exemptive relief).

   Response: The LifePoints Variable Target Portfolio series relies on Section 12(d)(1)(G) of the Investment Company Act of 1940.

7(b). Comment: In the Fees and Expenses section of the Prospectus, please confirm that the calculation of the Acquired (Underlying) Fund Fees and Expenses column is in compliance with Instruction 3 of Item 3 of Form N-1A. Please also delete the second fee table.

   Response: We can confirm that the calculation of the Acquired (Underlying) Fund Fees and Expenses column is in compliance with Instruction 3 of Item 3 of Form N-1A. We respectfully decline to remove the second table from the Fees and Expenses section of the Prospectus as we believe it provides shareholders with relevant information about the Underlying Funds.

7(c). Comment: In the Fees and Expenses section of the Prospectus, please confirm the exemptive order cited in footnote ** is applicable to the Funds, and please provide the citation for the order as well as the notice.

   Response: We can confirm that Frank Russell Investment Company, et al., Investment Company Act Release Nos. 25416 (Notice) (February 12, 2002) and 25458 (Order) (March 12, 2002) is applicable to the Funds.

15. Comment: In the Mixed and Shared Funding section of the Prospectus, please explain the basis for mixed and shared funding relief, including citations to the notice and order, and whether it is applicable to the Funds.

   Response: The mixed and shared funding relief results from In the Matter of Russell Investment Funds, et al., Investment Company Act Release Nos. 26351 (Notice) (February 11, 2004) and 26381 (Order) (March 9, 2004), which is applicable to the Funds.


Please call me at (617) 728-7155 or John V. O'Hanlon at (617) 728-7111 if you have any questions.


Very truly yours,


/s/ Joshua A. Weinberg

Joshua A. Weinberg



cc:     Mary Beth Rhoden

       John V. O'Hanlon